Exhibit 99.2

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IMMEDIATE	17 February 2005

Royal & SunAlliance – US reserves strengthening

As part of its third quarter results, in November 2004, Royal & Sun Alliance Insurance Group plc stated that a review of reserves in its US business was being undertaken as the potential had been identified for further adverse prior year development in certain long tail lines.

Following the completion of this review, the Group will strengthen its US reserves by £160m in the fourth quarter. This strengthening is within the expectations laid out in the nine months results announcement and is consistent with the rationale for setting up the contingent liability at the time of the rights issue.

The majority of this strengthening (£95m) is in connection with workers’ compensation, which has been independently reviewed by Tillinghast-Towers Perrin, with the balance across a number of lines including specialty and core segments.

Since September 2003, when the Group announced its plans to restructure its US business, management has taken a number of actions, which have reduced its US exposures and enhanced the control environment. The US transition to stabilise this business remains in line with management plans.

Outside the US, the performance of the ongoing Group has remained strong and consistent with the results achieved for the nine months to 30 September 2004.

–ENDS–

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

For further information:

Analysts	Press	Press
Helen Pickford	Phil Wilson-Brown	Julius Duncan (Finsbury)
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7251 3801

Notes to Editors:

1.	The contingent liability of £200m was set up for potential adverse developments. It has been disclosed in previous result announcements and deducted when arriving at the Group’s risk based capital position.

2.	The full year preliminary results will be announced on 10 March 2005.

3.	Exchange rate applying £1 = $1.92

Important disclaimer
“This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The forward looking statements cover, among other matters, the strengthening of the reserves, the amount of such strengthening and the post 30 September, 2004 performance and results of the Group's operations outside the U.S. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events of otherwise.”

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134